As filed with the Securities and Exchange Commission
                    on May 1, 2001 Registration No. 333-54732

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            MILESTONE SCIENTIFIC INC.
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                             13-3545623
         (State or other jurisdiction of              (I.R.S Employer
         incorporation or organization)           Identification Number)

                             220 South Orange Avenue
                            Livingston Corporate Park
                          Livingston, New Jersey 07034
                                 (973) 535-2717
    (Address, including zip code, and telephone number, including area code, of registrant's executive offices)

                              ---------------------

                                  Leonard Osser
                      Chairman and Chief Executive Officer
                           Milestone Scientific, Inc.
                            Livingston Corporate Park
                             220 South Orange Avenue
                          Livingston, New Jersey 07039
                                 (973) 535-2717
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ---------------------
                                   Copies to:

           Stephen A. Zelnick, Esq.            Sidney Todres, Esq.
      Morse, Zelnick, Rose & Lander, LLP  Epstein, Becker & Green, P.C.
               450 Park Avenue                   250 Park Avenue
              New York, NY 10022                New York, NY 10177
                (212) 838-8040                    (212) 351-4500
          (212) 838-9190 (Facsimile)        (212) 661-0989 (Facsimile)

                              ---------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                              ---------------------

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                        Proposed
                                                        Maximum
                                                        Offering
                                                        Price                                       Amount of
Title of Each class of               Amount To Be       Per         Proposed Maximum Aggregate    Registration
Securities to be Registered           Registered        Security        Offering Price (1)             Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          2,100,000(2)       $1.55(3)           $3,276,000               $813.75
-----------------------------------------------------------------------------------------------------------------
Common Stock issuable on                 75,000(4)(7)     1.86                 139,500(6)              34.88
the exercise of the
Placement Agent's Warrants
-----------------------------------------------------------------------------------------------------------------
Common Stock issuable on
the exercise of the
Investor's Warrants                     100,000(5)(7)     1.86                 186,000(6)              46.50
-----------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                               $895.13
=================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.

(2) Represents the maximum number of shares which the Registrant can put to the investor, a statutory underwriter, under an equity line of credit.

(3) Pursuant to Rule 457(c) of the Securities Act of 1933, the proposed maximum offering price is based upon a price of $1.55 per share, which was the average of the high and low reported sales prices of the registrant's common stock on the American Stock Exchange on January 29, 2001.

(4) Represents the maximum number of shares issuable upon the exercise of warrants granted to Jesup & Lamont Securities Corporation as a placement fee.

(5) Represents the maximum number of shares issuable upon the exercise of warrants granted to the investor in connection with the equity line.

(6) Pursuant to Rule 457(g) of the Securities Act of 1933, the proposed maximum offering price is based upon the higher of the price at which the warrants may be exercised ($1.86) and the price of shares of common stock as determined in accordance with Rule 457(c) ($1.55).

(7) Pursuant to Rule 416 under the Securities Act there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the warrants.

                              ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY ___, 2001

                                   PROSPECTUS

                                     [LOGO]

                                2,275,000 Shares
                                 of Common Stock

      This prospectus may be used only in connection with resales of our common stock by Hillgreen Investments Limited ("Hillgreen") and Jesup & Lamont Securities Corporation ("Jesup & Lamont") (collectively, the "selling stockholders"). Hillgreen will purchase up to 2,100,000 shares of our common stock upon our exercise of a series of put options under the equity line of credit agreement described in this prospectus and up to 100,000 shares upon the exercise by Hillgreen of warrants granted under that agreement. Jesup & Lamont will purchase up to 75,000 shares of our common stock upon its exercise of warrants granted to it as a placement fee in connection with the equity line. The shares of common stock, which may be sold to Hillgreen at our option, will constitute 18.6% of our issued and outstanding shares as of March 30, 2001.

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the sale price of any common stock that we sell to Hillgreen under the equity line of credit agreement and the exercise price payable upon the exercise for cash of the warrants held by Hillgreen and Jesup & Lamont.

      The selling stockholders may sell shares of our common stock from time to time on the American Stock Exchange at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling stockholders. The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts or commissions. Hillgreen is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our shares. We will pay the costs of registering the shares under this prospectus, including legal fees.

      Our common stock is quoted on the American Stock Exchange under the symbol "MS." The last reported sale price of our common stock on the American Stock Exchange on April 27, 2001 was $.75 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    Prospectus dated _________________, 2001

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................................3
THE OFFERING..................................................................4
RISK FACTORS..................................................................5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................9
USE OF PROCEEDS...............................................................9
PRICE RANGE OF COMMON STOCK...................................................10
DIVIDEND POLICY...............................................................10
CAPITALIZATION................................................................11
EQUITY LINE OF CREDIT AGREEMENT...............................................12
SELLING STOCKHOLDERS..........................................................18
PLAN OF DISTRIBUTION..........................................................18
DESCRIPTION OF CAPITAL STOCK..................................................24
WHERE YOU CAN FIND MORE INFORMATION...........................................25
INCORPORATION OF INFORMATION BY REFERENCE.....................................26
MATERIAL CHANGES..............................................................26
LEGAL MATTERS.................................................................27
EXPERTS.......................................................................27

                          -----------------------------

      You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

      All references in this prospectus and in documents incorporated by reference in this prospectus, to "we," "us," "our," "Milestone" or "the Company" refer to Milestone Scientific Inc. and its 86.95% owned subsidiary, Spintech, Inc. ("Spintech"), unless the context otherwise indicates.

      We maintain a web site at www.milesci.com. Information contained on our website is not part of this prospectus.

      The Wand(R), The Wand(R)Plus and Splattrfree are trademarks of Milestone.

                               PROSPECTUS SUMMARY

      This summary highlights information contained or incorporated by reference in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                            Milestone Scientific Inc.

      We have developed and, since January 1998, have manufactured, marketed and sold The Wand(R), a "painless" injection system enabling the dental practitioner to more quickly and effectively anesthetize patients. The Wand(R) consists of a computer controlled pump and a disposable handpiece. Through December 31, 2000, we marketed The Wand(R) only for use in dentistry. In 2000, we received approval from the Food and Drug Administration to also market The Wand(R) for use in medicine and we are currently exploring medical applications for The Wand(R), both for the administration of anesthesia and for the infusion and removal of other fluids. The Wand(R) was originally sold in the U.S. and Canada through major distributors of dental products. In September 1999 we began selling The Wand(R) and its disposable handpieces directly to dentists in the United States.

      We were organized in August 1989 under the laws of Delaware. Our principal executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039. Our telephone number is (973) 716-0087.

                                  THE OFFERING

Common Stock
Offered by the Selling
Stockholders                        2,275,000 shares

Offering Price                      To be determined at the time of sale by the
                                    selling stockholders

Common Stock Outstanding

Before the Offering.                11,272,847 shares (1)

After the Offering                  13,547,847 shares (2)(3)

Use of Proceeds                     We will not receive any proceeds from sales
                                    by the selling stockholders. However, we will receive the proceeds from any sale of common stock to Hillgreen under the equity line of credit agreement and upon the exercise of warrants held by Hillgreen and Jesup & Lamont when, and if, they pay the exercise price in cash. We expect to use substantially all the net proceeds for general corporate purposes, such as working capital, expansion of sales and marketing activities, debt repayment and the launching of our medical operation including clinical trials.

Risk Factors                        Investing in our common stock involves a
                                    high degree of risk and immediate dilution.
                                    You should not purchase our common stock unless you can afford the complete loss of your investment. Before purchasing our common stock, you should review carefully and consider all information contained in this prospectus, particularly the items under the section entitled "Risk Factors."

American Stock
Exchange symbol                     MS

--------

(1)   As of March 31, 2001.
(2)   This figure excludes:

      o     854,110 shares subject to outstanding stock options previously granted under our stock option plan as of March 31, 2001;
      o     145,890 shares available for future grant under our stock option plan; and
      o 2,155,024 shares subject to other outstanding stock options and warrants.

(3) Assumes 2,100,000 shares of common stock are issued under the equity line of credit agreement and all 175,000 warrants granted to Hillgreen and Jesup & Lamont are exercised.

                                  RISK FACTORS

A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

      The following factors may affect the growth and profitability of Milestone and should be considered by any prospective purchaser of Milestone's securities:

      Continuing losses may exhaust our capital resources and force us to terminate operations. We are currently losing money and, based on our history, there is significant risk that losses will continue. Since our operations commenced in November 1995, we have had losses for each year, including a loss of $7,509,855 for 2000. At September 30, 2000, we had an accumulated deficit of approximately $31,146,221. If we continue to incur losses we may exhaust our capital resources. In that case, unless we raise additional capital we may be forced to terminate or curtail operations.

      Our independent auditors believe that there is substantial doubt regarding our ability to continue as a going concern. The report of our independent auditors with respect to our financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2000 states that there is substantial doubt regarding our ability to continue as a going concern. There can be no assurance that our existing operations will not continue to generate negative cash flows. However, we believe that cash flows from operations will increase to a level sufficient to satisfy our working capital needs, which generated increased revenues from rates of equipment units and handpieces in both domestic and foreign markets in the quarter ended March 31, 2001.

      We cannot become successful unless we gain greater market acceptance for The Wand(R). We cannot become successful unless dentists in larger numbers buy The Wand(R) and use it to administer oral anesthesia. This depends, in large part, upon our ability to educate dentists and other health care providers of the distinctive characteristics and benefits of The Wand(R) and will require substantial marketing efforts and expense. Even though more than 10,500 equipment units have been sold in the domestic market over the last three years, less than 4,300,000 disposable handpieces were sold during that period, reflecting a low level of usage of The Wand(R). We cannot assure you that The Wand(R) will be accepted by the market.

      We need additional capital to expand marketing efforts and develop a medical product. Our capital requirements continue to be significant and, unless we borrow funds or sell equity securities, we will be forced to curtail or further reduce our activities. We have no agreement for future additional financing. We cannot assure you that any sources of additional financing will be available on acceptable terms, or at all. To the extent that any future financing involves the sale of our equity securities, the ownership interest of our stockholders could be substantially diluted.

      We depend on Hillgreen to provide us with capital under the equity line of credit agreement. Our immediate financing needs depend on our ability to sell shares of our common stock to Hillgreen under the equity line of credit agreement. Factors that could adversely affect our ability to sell shares of our common stock to Hillgreen under the equity line of credit agreement include:

      o Hillgreen's ability or willingness to perform its obligations under the agreement; and

      o The trading price and volume of our stock. If the market price is low or the volume is thin, we may not be able to sell a sufficient number of shares to meet our capital requirements.

      We may require additional financing in the future, which may not be available on acceptable terms. Depending on the amount of money we raise under the equity line of credit agreement with Hillgreen and our ability to generate additional revenues, we may require additional funds for working capital, debt repayment, expanding our operations, or for general corporate purposes. At this time, we do not believe that sales of The Wand(R) will reach the level required to sustain our operations and growth plans in the near term. Therefore, we are actively pursuing additional financing alternatives. However, other than the equity line of credit with Hillgreen, we do not have any commitments for additional financing and we cannot assure you that any additional financing will be available or, if available, will be offered on acceptable terms. The equity line of credit agreement limits our ability to sell our securities to third parties at a discount to the market price during its term. Accordingly, if we need additional capital but are unable to draw down under the equity line of credit agreement for any reason, our access to capital may be limited. In addition, any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our operations will be materially and adversely affected and we will have to cease or substantially reduce operations.

      Our limited domestic distribution channel must be expanded for us to become successful. Revenue growth depends on our ability to expand marketing efforts for The Wand(R). Until September 1999 we relied, primarily, on independent dental distributors to sell The Wand(R) domestically and internationally. Since then we have sought to build a domestic sales force, but its efforts in marketing The Wand(R) remain quite limited. To increase marketing of The Wand(R) with our own sales force, the sales force will require substantial expansion and we will incur significant up-front expense. We cannot assure you that we will be able to hire and retain our own adequate sales force or that our sales force will be able to successfully market and sell The Wand(R).

      We may be unable to protect our patents and intellectual property because of our limited capital resources. We hold U.S. patents applicable to The Wand(R). We rely on a combination of patents, trademarks and nondisclosure agreements to protect our intellectual property rights. Unauthorized parties may attempt to reverse engineer, copy, or obtain and use our products and other information we regard as proprietary. We may have to initiate lawsuits to protect our intellectual property rights. These lawsuits are costly and divert management's time and effort away from our business with no guarantee of success. Our failure to protect our proprietary rights or the expense of doing so could have a materially adverse effect on our operating results and financial condition. Also, although we are not involved in any litigation involving our intellectual property and we have not received any claims of infringement, it is possible that our products may infringe on patent or proprietary rights of others. If that happens we may have to modify our products or obtain a license. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all.

      Our terminable relationships with key manufacturers could disrupt critical supplies. We have informal terminable arrangements with the manufacturers of The Wand(R) equipment units, Tricor Systems, Inc., and handpieces, NYPRO, Inc. Termination of the manufacturing relationship with either of these manufacturers could significantly and adversely affect our ability to produce and sell our products. Though alternate sources of supply exist and new manufacturing relationships could be established, we would need to recover our existing tools or have new tools produced. Establishing new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result of termination of the relationship, would increase our losses or, if we have become profitable, reduce our profits.

      Possible product liability claims could impair our resources and jeopardize our viability. We could be subject to claims for personal injury from the use of our dental and medical products, although we have never been sued for personal injury claims. We have liability insurance in the aggregate amount of $2,000,000 with a per-occurrence limit of $1,000,000 which we believe is adequate, although we cannot assure you that the insurance coverage will be sufficient to pay such claims should they be made. A partially or completely uninsured claim, if successful and of significant magnitude, could jeopardize our viability.

      Limitation of director liability may prevent our recovery of damages from our directors. Our Certificate of Incorporation provides that our directors are not personally liable to us or any of our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to the limitations imposed by the Delaware General Corporation Law. Thus, in some instances, neither we nor our stockholders can recover damages even if directors take actions which harm us.

      We need FDA clearance to introduce new variants of The Wand(R) for use in medicine. New variants of The Wand(R) for medical use will require rigorous and expensive pre-clinical and clinical testing and FDA approval before they can be marketed. These processes can take a number of years. The time required for completing testing and obtaining approval may be lengthy, and FDA approval may never be obtained. Similar delays may also be encountered in other countries. Later discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on the product or manufacturer, including fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and criminal prosecution and could have a materially adverse effect on us.

      Our presence in a highly competitive industry reduces our chances of success. We face intense competition from many companies in the medical and dental device industry, including well-established academic institutions possessing substantially greater financial, marketing, personnel, and other resources. Most of our competitors have established reputations, stemming from their success in the development, sale, and service of competing dental products. Further, our ability to compete successfully, requires that we establish an effective distribution network. We cannot assure you that we can compete successfully.

      Technological changes and new products may make our product obsolete. New or enhanced products may contain features that render our products less marketable, or even obsolete. Therefore, we must devote substantial efforts and financial resources to enhance our existing products, to bring our products to market quickly, and to develop new products for related markets. Our industry is characterized by rapid technological change and research. We cannot assure you that we can successfully enhance our existing products or develop new products to compete with new products introduced into our market.

      The price of our common stock may be adversely affected by the issuance of shares of our common stock under the equity line of credit agreement. We will sell up to 2,100,000 shares of our common stock to Hillgreen under the equity line of credit agreement. The price of our common stock may decrease as a result of the actual or potential sale of these shares into the market. In that event, not only would you lose a portion of your investment, but we would probably find it more difficult to obtain additional financing.

      Our stockholders may experience significant dilution as a result of stock issuances under the equity line of credit agreement. We will sell shares of our common stock to Hillgreen under the equity line of credit agreement at a price that is below the market price of our stock at the time of the sale. These sales will dilute the interests of our existing stockholders. In addition, as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Hillgreen. The more shares that are issued under the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock. Furthermore, for the life of any outstanding options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock. When the holders of these options and warrants exercise their rights to acquire shares of our common stock, the interests of the other stockholders will be diluted. In addition, the holders of options and warrants can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable to us than those provided by the options or warrants.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from any sale of common stock to Hillgreen under the equity line of credit agreement described in this prospectus and upon the exercise of warrants held by Hillgreen and Jesup & Lamont when, and if, they exercise such warrants. We would realize proceeds of approximately $1,772,122, based on the following expenses and assumptions:

      o Effect is given to the discount to market price that will be paid by Hillgreen;

      o Our expenses in connection with this offering, which we estimate to be $170,895.13, including the legal fees we paid to Hillgreen's counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses;

      o     Brokerage fees payable to Jesup & Lamont;

      o An average volume weighted average price of $.92418 (based on recent daily closing prices of the common stock on American Stock Exchange during from April 16, 2001 through April 20, 2001);

      o     We use the entire line of credit; and

      o     All of the warrants are exercised at $1.86.

      In addition, a portion of the proceeds from the initial drawdown under the equity line of credit, if and when made, may be used to pay the expenses of this offering. Since we do not know the number of drawdowns which will be made, expenses do not cover the closing costs associated with each drawdown.

      We expect to use substantially all the net proceeds for general corporate purposes, including working capital, debt repayment and the launching of our medical operation including clinical trials.

                           PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the American Stock Exchange under the symbol "MS". The following table sets forth the range of high and low sales prices per share of our common stock as reported on the American Stock Exchange for the last two years and the interim period this year.

                                                Low               High
                                                ---               ----
2001

First Quarter                                   $.80              $2.25
Second Quarter (through April 27)               . 60               1.09

2000

First Quarter                                   $ .75             $6.00
Second Quarter                                   1.0625            4.1875
Third Quarter                                    1.75              3.25
Fourth Quarter                                    .875             2.1875

1999

First Quarter                                   $ .09375          $3.00
Second Quarter                                   1.00              1.875
Third Quarter                                     .6875            2.75
Fourth Quarter                                    .75              1.4375

      Based on information supplied by our transfer agent, as of February 26, 2001, we believe that there were approximately 141 record holders of our common stock. On April 27, 2001, the closing price of our common stock was $.75.

      The shares sold by the selling stockholders will be sold on the American Stock Exchange or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

                                 DIVIDEND POLICY

      We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the expansion of our business and for general corporate purposes. Our board of directors has sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. Our ability to pay cash dividends in the future could be limited or prohibited by financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2000 on an actual basis. The table does not give effect to our sale and issuance of shares of common stock under the equity line of credit or upon the exercise of any stock purchase warrants held by Hillgreen and Jesup & Lamont. This table should be read in conjunction with financial statements and the notes thereto included or incorporated by reference in this prospectus.

                                                         As of December 31, 2000
                                                               (audited)
                                                         -----------------------

Long Term Debt                                                $  2,401,363
                                                              ------------

Stockholders' equity:

         Common Stock, par value $.001 per share;
             authorized 25,000,000 shares; 10,752,898
             issued as of December 31, 2000                   $     10,753

         Additional paid-in capital                             34,584,473

         Accumulated earnings (deficit)                        (35,354,990)

         Deferred Compensation                                     (31,055)

         Treasury stock, at cost, 100,000 shares                  (911,516)
                                                              ------------

         Total stockholder's equity (deficit)                 $ (1,702,335)
                                                              ------------
         Total capitalization                                 $    699,028
                                                              ============

                         EQUITY LINE OF CREDIT AGREEMENT

Overview

      On January 19, 2001, we entered into an equity line of credit agreement with Hillgreen Investments Limited, a British Virgin Islands corporation, in order to establish a source of funding for working capital, launching our medical operation, including clinical trials, and debt repayment. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility.

      Under the equity line of credit agreement, Hillgreen has agreed to purchase up to 2,100,000 shares of our common stock during the 36 month period following the effective date of the registration statement to which this prospectus relates. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Hillgreen, and Hillgreen will be obligated to purchase the shares we put to it. During the 20 business days following a drawdown notice, we will calculate the number of shares we will sell to Hillgreen and the price per share.

      Upon the exercise of each drawdown, we will receive the amount of the drawdown less a fee payable to legal counsel for Hillgreen and less a brokerage fee payable to Jesup & Lamont.

The Drawdown Procedure and the Stock Purchases

      We may request a drawdown no more than once every 25 business days, although we are under no obligation to do so, by faxing or otherwise delivering a drawdown notice to Hillgreen, stating the amount of the drawdown we wish to exercise.

      Amount of the Drawdown

      The minimum amount we can draw down at any one time is $50,000 worth of common stock. The maximum amount we can draw down at any one time will be determined at the time of the drawdown notice according to the following formula:

      the lesser of

            (a)   $5,000,000, or
            (b) fifteen percent (15%) of the volume weighted average price of our common stock during the twenty (20) business days immediately prior to the sale date, multiplied by the total trading volume of the common stock during the twenty (20) business days immediately prior to the sale date.

      Calculation of Purchase Price

      We may set a minimum threshold price for our common stock in each drawdown notice that we deliver to Hillgreen. On the day following the delivery of the drawdown notice, a valuation period of 20 business days will start. The price per share ("Purchase Price") of common stock sold to Hillgreen will be determined on each of the 20 business days following the delivery of the drawdown notice as follows:

      o On each business day during the valuation period where the daily volume weighted average price ("VWAP") of our common stock on the American Stock Exchange equals or exceeds the threshold price, if any, set forth in the drawdown notice, the Purchase Price will equal 87.5% of the VWAP on such day.

      o If the VWAP on a given day is less than the threshold price, or if trading of our common stock is suspended for more than three (3) hours, in the aggregate, on any day during the valuation period, then that day will be withdrawn from the valuation period and the amount of the drawdown will be reduced by 1/20.

      Number of Shares Issued

      The number of shares to be issued to Hillgreen will be determined on a daily basis during each valuation period by dividing 1/20th of the drawdown amount by 87.5% of the VWAP for that business day during the valuation period, subject to the adjustments described elsewhere in this prospectus. The sum of the quotients for the first through the tenth business days will be the number of shares issued to Hillgreen on or prior to the twelfth day and the sum of the quotients for each of the eleventh through the twentieth business days will be issued to Hillgreen on the twenty-second day.

      If we set a threshold price too high and our stock price does not meet that level during the 20 business days after our drawdown request, the amount we can draw and the number of shares we sell to Hillgreen will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Hillgreen at the reduced price.

      Payment for Shares Issued

      The shares purchased on the first 10 business days will be issued and paid for on or prior to the twelfth business day following the drawdown request. The shares purchased on the eleventh through the twentieth business days will be issued and paid for on the twenty-second business day following the drawdown request. We will receive the purchase price less a legal fee payable to counsel for Hillgreen, and less a brokerage fee payable to Jesup & Lamont.

Investor Warrants

      At the closing of the equity line agreement, we issued to Hillgreen 100,000 warrants to purchase one share of our common stock. The warrants are exercisable at any time, in whole or in part, during the three year period commencing on January 22, 2001 at an exercise price of $1.86.

Sample drawdown calculation

      The following is an example of the number of shares we would issue to Hillgreen if we had given a drawdown notice on December 12, 2000, indicating a drawdown amount of $90,000 and a minimum threshold price of $1.00 per share:

--------------------------------------------------------------------------------------------------
                                       Greater of
                                       VWAP or TP
                            Threshold  (0 if VWAP                                       No. of
                            Price      is less than   Purchase Price                    Shares
Trading Date     VWAP       (TP)       TP)            (after discount)    Principal     Purchased
--------------------------------------------------------------------------------------------------
1.   12/13/00    $1.3589    $1.00      $1.3589        $1.1890             $ 4,000        3,364
2.   12/14/00    $1.3696    $1.00      $1.3696        $1.1984             $ 4,000        3,338
3.   12/15/00    $1.3332    $1.00      $1.3332        $1.1666             $ 4,000        3,429
4.   12/18/00    $1.3125    $1.00      $1.3125        $1.1484             $ 4,000        3,483
5.   12/19/00    $1.2406    $1.00      $1.2406        $1.0855             $ 4,000        3,685
6.   12/20/00    $1.1470    $1.00      $1.1470        $1.0036             $ 4,000        3,986
7.   12/ 21/00   $1.0171    $1.00      $1.0171        $0.8900             $ 4,000        4,494
8.   12/22/00    $1.0270    $1.00      $1.0270        $0.8986             $ 4,000        4,451
9.   12/26/00    $0.9959    $1.00      $     0        N/A                 $     0            0
10.  12/27/00    $1.0547    $1.00      $1.0547        $0.9229             $ 4,000        4,334

--------------------------------------------------------------------------------------------------
Settlement on Day 12                                                      $36,000       34,564
--------------------------------------------------------------------------------------------------

11.  12/28/00    $1.1158    $1.00      $1.1158        $0.9763             $ 4,000        4,097
12.  12/29/00    $1.1952    $1.00      $1.1952        $1.0458             $ 4,000        3,825
13.  01/02/01    $1.5018    $1.00      $1.5018        $1.3141             $ 4,000        3,044
14.  01/03/01    $1.6834    $1.00      $1.6834        $1.4730             $ 4,000        2,716
15.  01/04/01    $2.0638    $1.00      $2.0638        $1.8058             $ 4,000        2,215
16.  01/05/01    $1.8295    $1.00      $1.8295        $1.6008             $ 4,000        2,499
17.  01/08/01    $1.5759    $1.00      $1.5759        $1.3789             $ 4,000        2,901
18.  01/09/01    $1.7139    $1.00      $1.7139        $1.4997             $ 4,000        2,667
19.  01/10/01    $1.6845    $1.00      $1.6845        $1.4739             $ 4,000        2,714
20.  01/11/01    $1.8285    $1.00      $1.8285        $1.5999             $ 4,000        2,500
--------------------------------------------------------------------------------------------------
Settlement on Day 22                                                      $40,000       29,178

Totals                                                                    $76,000       63,742

Less broker's (Jesup & Lamont) commission of 4.75%                          3,610

Less $500 fee to Hillgreen's counsel
   (Epstein, Becker & Green, P.C.)                                            500
                                                                          -------

Net proceeds to Milestone                                                 $71,890
                                                                          =======

Initial Closing Costs, Grant of Warrants and Costs of Closing Each Drawdown

      At the closing of the equity line of credit on January 22, 2001, we paid $15,000 to Hillgreen's legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses.

      As consideration for the opening of the equity line of credit, we granted to Hillgreen warrants to purchase 100,000 shares of common stock. In addition, as consideration for the services rendered by Jesup & Lamont as placement agent in connection with this offering, we granted to Jesup & Lamont warrants to purchase 75,000 shares of common stock. These warrants will be exercisable at any time prior to January 22, 2003, at a price of $1.86 per share of common stock. Neither Hillgreen nor Jesup & Lamont will be obligated to exercise the warrants and to purchase any shares of common stock under the warrants.

      Lastly, upon the receipt of each drawdown amount from Hillgreen, we will pay to Epstein, Becker & Green, legal counsel to Hillgreen, a fee of $500, and to Jesup & Lamont Securities

Corporation a brokerage fee equal to 4.75% of the aggregate purchase price for each drawdown for the initial $4,000,000 received, 4.50% of the aggregate purchase price for each drawdown for the following $4,000,000 received, and 4.25% of the aggregate purchase price for each drawdown thereafter. Jesup & Lamont is the placement agent which introduced Hillgreen to us and is a registered broker-dealer.

Necessary Conditions Before Hillgreen is Obligated to Purchase Our Shares

      The following conditions must be satisfied before Hillgreen is obligated to purchase the common stock under a drawdown notice:

      o A registration statement for the shares must be effective and available on each drawdown settlement date so that Hillgreen may freely sell the shares of common stock it purchases;

      o All our representations and warranties to Hillgreen set forth in the equity line of credit agreement must be true and correct in all material respects;

      o We will have made reasonable efforts to obtain all permits and qualifications required by any state blue sky laws in the states reasonably requested by Hillgreen;

      o We have delivered into escrow or to the Depository Trust Company ("DTC") the shares of common stock being purchased;

      o We have delivered to our transfer agent instructions reasonably satisfactory to Hillgreen;

      o We have satisfied all laws and regulations pertaining to the sale and issuance of the shares of common stock to Hillgreen;

      o We have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the private equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us;

      o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the equity line of credit agreement;

      o No litigation or proceeding nor any investigation by any governmental authority can be pending which prohibits or adversely affects the consummation of the transactions contemplated by the equity line of credit agreement;

      o Since the date of filing of our most recent SEC Document (including an annual, quarterly or current report), no event that had or is reasonably likely to have a "Material Adverse Effect" has occurred (a "Material Adverse Effect" means any effect on the business, operations, properties, prospects, or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement, the Registration Rights Agreement or the Escrow Agreement in any material respect; provided, however, continued losses from operations consistent with prior quarters shall not, in and of themselves, constitute a Material Adverse Effect;

      o Trading in our common stock must not have been suspended by the SEC or the American Stock Exchange, and our common stock continues to be listed on the American Stock Exchange;

      o We will have delivered an opinion of our counsel described in the equity line of credit agreement regarding the validity of shares and the matters listed above;

      o     Five (5) business days have elapsed since the last valuation period;
            and

      o Hillgreen has received and is reasonably satisfied with other standard closing documents as they may reasonably request to confirm the Company's compliance with foregoing conditions.

      In addition, we may not issue any shares of common stock under the equity line of credit if the issuance results in Hillgreen beneficially owning more than 9.9% of our then outstanding common stock. Since any resales of shares by Hillgreen would reduce the number of shares beneficially owned by Hillgreen, resales would enable us to issue additional shares to Hillgreen without violating this condition.

      The listing requirements of the American Stock Exchange also prohibit us from issuing 20% or more of our issued and outstanding shares of common stock at a price less than the greater of market value or book value, unless we obtain stockholder approval.

Restrictions on Future Financings

      The equity line of credit agreement limits our ability to raise money by selling our securities to third parties at a discount to the market price during the term of the equity line of credit agreement. There are exceptions to this limitation for securities sold in the following situations:

      o under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

      o under any compensatory plan for a full-time employee or key consultant;

      o     under an underwritten registered public offering;

      o in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

      o under any option, warrant or agreement outstanding on the date of the agreement;

      o to any of the Company's officers, directors or existing holders of 5% or more of the Common Stock or any of their affiliates, of up to $5,000,000 of securities, in the aggregate, in any financing or series of related financings; or

      o with the prior approval of the Investor, which will not be unreasonably withheld or delayed.

Termination of the Equity Line of Credit Agreement

      The equity line of credit shall terminate if any stop order or suspension of the effectiveness of the registration statement issues for an aggregate of thirty (30) business days during the 36 month term of the equity line of credit agreement, with some exceptions.

      We may terminate the equity line of credit agreement if Hillgreen ever fails to honor one drawdown notice within ten (10) business days or more than one drawdown notice within two (2) business days of the closing date scheduled for such drawdown, and we notify Hillgreen of such termination. Upon termination, we must maintain the registration statement in effect for such reasonable period, not to exceed forty-five (45) days, as Hillgreen may request to enable Hillgreen to dispose of any remaining drawndown shares.

Indemnification of Hillgreen

      Hillgreen is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and this prospectus, except as they relate to information supplied by Hillgreen to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

Overview

      The 2,275,000 shares of common stock registered for resale under this prospectus include2,100,000 shares issuable under the equity line of credit agreement, 100,000 shares issuable upon the exercise of warrants granted to Hillgreen and 75,000 shares issuable upon the exercise of warrants granted to Jesup & Lamont. Because we do not know for certain how or when the selling stockholders will choose to sell their shares of common stock, we cannot estimate the amount of securities that will actually be offered for sale by the selling stockholders. There can be no assurance that they will sell any or all of the securities covered by this prospectus.

Hillgreen Investments Limited

      Hillgreen Investments Limited is a British Virgin Islands corporation engaged in the business of investing in publicly traded equity securities for its own account. Hillgreen's office is located at c/o Mishon deReya Solicitors, 21 Southampton Row, London WC1B 5HS England Attention: Kevin Gold. Investment decisions for Hillgreen are made by its board of directors. Other than the 100,000 warrants we granted to Hillgreen in connection with closing the equity line of credit agreement, Hillgreen does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, Hillgreen has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Hillgreen and us other than the equity line of credit agreement.

Jesup & Lamont Securities Corporation

      Jesup & Lamont Securities Corporation has acted as placement agent in connection with the equity line of credit agreement. Jesup & Lamont introduced us to Hillgreen and assisted us in structuring the equity line of credit with Hillgreen. Jesup & Lamont's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

      Other than the warrants granted to Jesup & Lamont as a placement fee, Jesup & Lamont does not currently own any of our securities. The decision to exercise any warrants granted to Jesup & Lamont, and the decision to sell the common stock issued upon the exercise of the warrants, will be made by Jesup & Lamont's officers and board of directors.

      The selling stockholders have not held any positions or offices or had material relationships with us or with any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the selling stockholders' relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

                              PLAN OF DISTRIBUTION

General

      Hillgreen and Jesup & Lamont may offer for sale up to 2,275,000 shares of our common stock, which they will originally acquire under the terms of the equity line of credit agreement and the warrants that we issued to them. Hillgreen and Jesup & Lamont will be offering such shares for their own account. We do not know for certain how or when the selling stockholders will choose to sell their shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

      To permit Hillgreen and Jesup & Lamont to resell the shares of common stock issued to them, we agreed to file with the SEC a registration statement and all necessary amendments and supplements thereto for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by the prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o the date after which none of the shares of common stock held by Hillgreen that are covered by the registration statement are or may become issued and outstanding;

      o the date after which all of the shares of common stock held by Hillgreen have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such shares without any restrictive legend;

      o the date after which all of the shares of common stock held by Hillgreen that are covered by the registration statement have been sold by Hillgreen under the registration statement;

      o the date that Hillgreen or its transferees receive an opinion of our counsel that their shares of common stock may be sold under the provisions of Rule 144 promulgated under the Securities Act without any applicable volume limitations;

      o the date after which all of the shares of common stock held by Hillgreen may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) promulgated under the Securities Act of 1933; or

      o if Hillgreen ever fails to honor one drawdown notice within ten (10) business days or more than one drawdown notice within two (2) business days of the closing date scheduled for such drawdown, and we elect to terminate the equity line of credit agreement, we must maintain the registration statement in effect for a reasonable period of time, not to exceed forty-five (45) days, as Hillgreen may request in order to dispose of any remaining drawndown shares.

      The selling stockholders will offer our common stock into the public market using this prospectus or under Rule 144 instead of under this prospectus, if they qualify. Shares of common stock offered through this prospectus or under Rule 144 may be sold from time to time by Hillgreen and Jesup & Lamont, although there can be no assurance that they will in fact sell any or all of the securities covered by this prospectus. These sales may be made on the American Stock Exchange, or otherwise, at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by the selling stockholders that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by them through this prospectus.

      The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

      The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Sales by the selling stockholders will be without the payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the shares of common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in the transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser).

      Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell those shares of common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of the shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

      Hillgreen is a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares sold by it. Hillgreen has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Hillgreen is a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Hillgreen purchases shares of our common stock under the equity line of credit agreement, it will receive a 12.5% discount to the daily volume weighted average prices of our common stock on the American Stock Exchange during the twenty (20) business days following a drawdown notice. Assuming a volume weighted average price of $.92418 (based on recent daily closing prices of the common stock on American Stock Exchange from April 16, 2001 through April 20, 2001), and assuming we use the entire line of credit and issue all 2,100,000 shares registered for issuance under the equity line of credit agreement, Hillgreen will receive "underwriting compensation" in the form of its discounted purchase price equal to $242,597.25, or approximately $0.12 per share. In connection with the equity line of credit, we granted 100,000 warrants to Hillgreen, which are exercisable for $1.86 per share of common stock at any time prior to January 22, 2003. The warrants granted to Hillgreen will also be deemed to be underwriting commission under the Securities Act. Lastly, at the closing of the equity line of credit agreement, we paid legal fees to Hillgreen's counsel, Epstein Becker & Green P.C., to cover Hillgreen's legal and administrative expenses.

      Hillgreen and Jesup & Lamont are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the American Stock Exchange. These rules prohibit each selling stockholders from:

      (1) engaging in market making activities at the same time as it is engaged in a distribution of the shares of common stock for a period beginning when it becomes a distribution participant and ending upon its completion of participation in a distribution;

      (2) engaging in any stabilization activity in connection with our securities;

      (3)   imposing penalty bids or effecting passive market making bids; and

      (4) bidding for or purchasing any of our common stock or attempting to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

      In addition, any selling stockholders who may be "affiliated purchasers" of us as defined in Regulation M, must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). None of the selling stockholders has been an officer, director or otherwise an affiliate of our company during the last three years. In addition to the rules and regulations applicable to it, Hillgreen also has agreed not to engage in any short sales of our common stock as long as the equity line of credit is active. These restrictions, and the other rules and regulations applicable to the selling stockholders, may affect the marketability of the shares of common stock.

Limited Grant of Registration Rights

      We granted registration rights to Hillgreen to enable it to sell the common stock it purchases under the equity line of credit agreement. In connection with any such registration, we will have no obligation:

      o to assist or cooperate with Hillgreen in the offering or disposition of the shares;

      o to indemnify or hold harmless the holders of any of the shares (other than Hillgreen) or any underwriter designated by the holders;

      o to obtain a commitment from an underwriter relative to the sale of any of the shares; or

      o     to include the shares within any underwritten offering that we do.

      We will assume no obligation or responsibility whatsoever to determine a method of disposition for the shares or to otherwise include the shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

      We will file one or more post-effective amendments to the registration statement, of which this prospectus is a part, to describe any material change to the information in this prospectus (including with respect to the plan of distribution) for as long as Hillgreen holds shares of our stock or until the shares can be sold under an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

      o     the name of any broker-dealers;

      o     the number of shares of common stock involved;

      o     the price at which the shares of common stock are to be sold;

      o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

      o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

      o     any other facts material to the transaction.

      Our registration rights agreement with Hillgreen permits us to restrict the resale of the shares that Hillgreen has purchased from us under the equity line of credit agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Hillgreen at any time within five business days of the closing of any drawdown and our stock price declines during the restriction period, then we must issue additional shares to Hillgreen to compensate it for the net decline in the value of the shares it held during the restriction period or the shares that it committed to purchase and purchased during the period. The number of shares that we will issue to Hillgreen as compensation in these circumstances will equal the product of:

            o the number of shares sold by Hillgreen during the five (5) business days immediately following the end of the applicable restriction period, multiplied by

            o the difference between the highest daily VWAP during the applicable restriction period and the daily VWAP on the day immediately following the end of that restriction period.

      If any such issuance would result in the issuance of a number of shares which exceeds the number permitted under the equity line of credit agreement (see "Equity Line of Credit Agreement--Necessary Conditions Before Hillgreen is Obligated to Purchase Our Shares"), then in lieu of such issuance, we will pay to Hillgreen an amount in cash equal to the closing ask price of the shares that would have been issuable under the formula contained in the previous sentence.

                          DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation, and amendments thereto, and our By-laws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

      We are authorized to issue up to 25,000,000 shares of common stock, par value $.001. As of December 25, 2001, 10,672,847 shares of common stock were issued and outstanding. On February 26, 2001, there were approximately 141 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners.

Common Stock.

      All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. All shares of our common stock to be outstanding after this offering, when paid for and issued, will be validly issued, fully paid and non-assessable.

      Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring a vote of the stockholders. Common stockholders have no right to cumulative voting in the election of directors. Accordingly, all of our directors can be elected by a plurality of votes cast at a meeting.

      Liquidation Rights. In the event of liquidation of our company, all holders of our common stock will participate on an equal basis in the net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

      Dividend Rights. Holders of our common stock are entitled to receive dividends in cash or property on an equal basis, if and when dividends are declared by the board of directors on the common stock. It is our present intention to retain our earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

      Preemptive Rights and Redemption. The holders of our common stock have no preemptive rights to maintain their respective percentage ownership interest in our other securities. Our common stock is not redeemable or subject to further calls or assessments.

Options and Warrants

      In 1997, our Board of Directors approved the adoption of our 1997 Stock Option Plan. Under this plan, we are authorized to grant options to purchase a maximum of 1,000,000 shares of common stock to our employees, including officers and directors, at a price not less than the fair market value of the common stock on the date of the grant. In general, options become exercisable over a three-year period from the grant date and expire five years after the date of grant.

      As of March 31, 2001, we have granted 854,110 compensatory options under our stock option plan, and 145,890 options are available under the plan for future grant. We have granted 267,500 options outside of the plan as compensation to our non-employee directors and consultants at a weighted average price of $4.10. All options have been granted at exercise prices equal to or greater than fair market value at the time of grant. In addition, there are 579,524 warrants outstanding in connection with financing transactions at prices ranging from $1.25 to $3.125.

      Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Section 203 of the Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in a prescribed manner. As a result, potential acquirers may be discouraged from attempting to effect acquisition transactions with us thereby possibly depriving our stockholders of opportunities to sell or otherwise dispose of their securities at above-market prices in these transactions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons under our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Transfer Agent

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC, and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of certain agreements and other documents are necessarily summaries of those documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information on us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge, at the public reference facilities maintained by the SEC at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

      We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to the documents filed with the SEC. The information incorporated by reference is an important part of this prospectus. We incorporate our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, as filed on April 24, 2001.

      A copy of our above mentioned Form 10-KSB is included with this prospectus. If you need another copy of this document, we will provide you with a free copy upon oral or written request. Requests should be directed to Thomas
M. Stuckey, Vice President and Chief Financial Officer, Milestone Scientific Inc., 220 South Orange Avenue, Livingston, New Jersey 07039, telephone (973) 535-2717.

      In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

      You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                MATERIAL CHANGES

      In December 2000, we borrowed $400,000 from K. Tucker Andersen, a major existing investor, under a purchase and line of credit agreement dated as of July 31, 2000. The loan bears interest at 8% per annum and is due on December 31, 2003. In addition, the investor received warrants to purchase 80,000 shares of our common stock, exercisable at $1.25 per share, which was the fair market value of a share on the date of grant. On January 26, 2001, we borrowed the remaining $100,000 available to us under our purchase and line of credit agreement with Mr. Andersen. On that date, the investor also received warrants to purchase 20,000 shares of our common stock, exercisable at $1.875 per share, which was the fair market value of a share on the date of grant.

      During the first quarter of 2001, the Company received $500,000 from a major existing investor pursuant to a line of credit in support of its demo program for The Wand(R). Milestone will pay a 2% facility fee on the line of credit and interest at the rate of 10% per annum on monies borrowed, less interest earned on unborrowed funds. In addition, the lender received a warrant for the purchase of up to 100,000 shares of Milestone's Common Stock at a per share purchase price of $1.10.

      In March 2001, the Company received $500,000 from sale of 500,000 shares of Common Stock to another major existing investor in private placement.

      In March 2001, Milestone signed an agreement with News USA, Inc. and Vested Media Partners, Inc. to increase the awareness of healthcare professionals and the public to the benefits of its The Wand(R) and CompuFlo(TM) technologies. Under the agreement, News USA is required to prepare, write and seek to place in newspapers and other media, articles about Milestone's products and technologies. News USA has guaranteed 72,000 media placements during the 18-month term of the agreement. In return for their services, News USA and Vested Media Partners have received warrants for an aggregate of approximately 1,172,000 shares exercisable at prices increasing from $1.28 to $3.00 during the 3-year warrant term.

      In April 2001, the Company restructured its obligations to the holders of its 10% Senior Secured Promissory Notes, which reduced the Company's cash burden. Under the terms of the agreement, each of the noteholders agreed to exchange his 10% Notes for a new, zero coupon note (the "Zero Coupon Note") (a) paying interest at 20% per annum until maturity on March 31, 2002, (b) having a face amount equal to the outstanding principal owed to the noteholders plus accrued interest and interest payable until maturity, (c) giving Milestone the option to pay the face amount of the Zero Coupon Note in cash or in shares of Common Stock, provided that the shares have been registered under the Securities Act of 1933, (d) paying each noteholder 108% of the face amount of his Zero Coupon Note, including unearned interest to maturity, if there is a change of control of Milestone. Moreover, the warrants previously issued to the noteholders were amended to provide for an exercise price of $1.75 per share up to the date of maturity.

      In April 2001, the Company restructured its existing obligations to the holders of its 20% Promissory Notes. The 20% Notes were amended to make them prepayable with accrued interest (a) in cash at any time before maturity, (b) in shares of Common Stock at any time after issuance but before July 31, 2002 if the Common Stock, valued as set forth in the notes, is at least $5.00 per share, or (c) in shares of Common Stock, valued as set forth in the notes, on or after July 31, 2002. Stock issued in payment of this debt will be valued at 85% of then market prices.

                                  LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that the shares, when issued, will be fully paid and non-assessable under Delaware law. Members of and counsel to Morse, Zelnick, Rose & Lander, LLP own, in the aggregate, the following securities: 168,083 shares of our common stock; options or warrants to purchase 147,286 shares of our common stock, all of which are currently exercisable; and warrants to purchase 83,333 units, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock.

                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference, from the Milestone Scientific Inc. Annual Report on Form 10-KSB for the year ended December 31, 2000, filed April 24, 2001, have been audited by Grant Thornton LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                2,275,000 Shares

                                     [LOGO]

                                  Common Stock

                                   PROSPECTUS

                               _____________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The fees and expenses we incurred in connection with the offering are payable by us and, other than registration, filing and listing fees, are estimated as follows:

Securities and Exchange Commission Registration Fee                  $    895.13
American Stock Exchange Fee
  for Listing of Additional Shares                                     17,500.00
Legal Fees and Expenses                                               115,000.00
Accounting Fees                                                         7,500.00
Miscellaneous Fees and Expenses                                        30,000.00
                                                                     -----------

Total                                                                $170,895.13
                                                                     ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      Our Certificate of Incorporation provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Further, our Certificate of Incorporation contains provisions to eliminate the liability of our directors to Milestone or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, under the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

ITEM 16. EXHIBITS.

      The following exhibits are filed with this Registration Statement:

Exhibit
Number      Description
-------     -----------
2.1         Private Equity Line of Credit Agreement dated January 22, 2001, between Registrant and Hillgreen Investments Limited*

2.2 Registration Rights Agreement dated January 22, 2001, between Registrant and Hillgreen Investments Limited*

2.3 Escrow Agreement dated as of January 22, 2001, among Registrant, Hillgreen Investments Limited and Epstein Becker & Green, P.C.*

4.1         Specimen Stock Certificate(1)

4.2         Form of Purchase Agreement dated March 2, 1999(2)

4.3         Form of 3% Senior Convertible Note dated March 2, 1999(2)

4.4         Form of Registration Rights Agreement dated March 2, 1999(2)

4.5         Form of Purchase Agreement dated January 31, 2000(2)

4.6         Form of Registration Rights Agreement dated January 31, 2000(2)

4.7         Form of Security Agreement dated January 31, 2000(2)

4.8 Form of Agreement to convert 3% Senior convertible notes dated January 31, 2000(2)

4.9         Form of Warrant dated January 31, 2000(2)

4.10        Form of 10% Senior Promissory Note dated January 31, 2000(2)

4.11        $200,000 8% Secured Promissory Note dated July 31, 2000(2)

4.12        $300,000 8% Secured Promissory Note dated July 31, 2000(2)

4.13        Warrant dated July 31, 2000(2)

4.14 20% Secured Promissory Notes to LongView Partners A, L.P. and Cumberland Benchmarked Partners, L.P. each dated August 28, 2000(2)

4.15 Registration Rights Agreement dated January 22, 2001, between Registrant and Hillgreen (filed as Exhibit 2.2)*

4.16 Form of Warrant issued to Hillgreen Investments Limited and Jesup & Lamont Securities Corporation*

4.17        Line of Credit Agreement dated March 9, 2001(3)

4.18        Form of 10% Promissory Note, dated March 9, 2001(3)

4.19        Registration Rights Agreement dated March 9, 2001(3)

4.20 Amendment to Purchase Agreement Dated January 31, 2000, dated March 16, 2001(3)

4.21        Form of Senior Secured Promissory Note dated March 16, 2001(30

4.22 Letter Agreement among the Company and Cumberland Benchmarked Partners, L.P. and LongView Partners A, L.P., dated March 23, 2001(3)

4.23 Form of Revised 20% Secured Promissory Notes to LongView Partners A, L.P. and Cumberland Benchmarked Partners, L.P. each dated August 28, 2000(3)

4.24 Letter Agreement, dated March 27, 2001, regarding the sale of 500,000 shares of the Company's Common Stock(3)

5.1         Opinion and consent of Morse, Zelnick, Rose & Lander, LLP*

10.1        Purchase and Line of Credit Agreement dated July 31, 2000(3)

10.2        Purchase Agreement dated August 25, 2000

10.3 Escrow Agreement dated as of January 22, 2001, among Registrant, Hillgreen Investments Limited and Epstein Becker & Green, P.C. (provided as Exhibit 2.3)*

10.4 Employment Agreement dated November 1, 1996 by and between the Company and Gregory Volok(4)

10.5 Employment Agreement made as of December 23, 1996 by and between Sagacity I, Inc. and Joel D. Warady(4)

10.6 Agreement for SDS Product dated September 1, 1996 between Spintech and Princeton PMC(4)

10.7 Agreement for The Wand(R)Product dated September 1, 1996 between Spintech and Princeton PMC(4)

10.8 Exclusive Distributorship Agreement between Wisdom Toothbrushes Limited and Sagacity I, Inc.(4)

10.9 Agreement between Milestone and Spintech dated September 21, 1994 and Amendment No. 1 thereto(1)

10.10 Employment Agreement between the Company and Leonard Osser dated January 1, 1998(5)

10.11       Undertaking of Leonard Osser dated April 5, 2000(5)

10.12       Purchase and Line of Credit Agreement dated July 31, 2000(2)

10.13       Purchase Agreement dated August 25, 2000(2)

10.14 Private Equity Line of Credit Agreement between the Company and Hillgreen Investments Limited dated January 22, 2001(provided as
            Exhibit 2.1)*

10.15 Registration Rights Agreement, dated January 22, 2001, between Registrant and Hillgreen Investments Limited (provided as Exhibit 2.2)*

10.16 Financial Advisory and Investment Banking Agreement entered into July 1, 1996 between GKN Securities Corp. and the Company(4)

10.17       Line of Credit Agreement dated March 9, 2001(3)

10.18       Registration Rights Agreement dated March 9, 2001(3)

10.19 Amendment to Purchase Agreement Dated January 31, 2000, dated March 16, 2001(3)

10.20 Letter Agreement, dated March 27, 2001, regarding the sale of 500,000 shares of Common Stock(3)

10.21 Agreement among the Company, News USA, Inc. and Vested Media Partners, Inc., dated February 28, 2001(3)

10.22 Letter from Leonard Osser and Morse Zelnick, Rose & Lander LLP dated April 9, 2000(3)

13.1 Annual report on Form 10-KSB for the year ended December 31, 2000 (filed on April 24,, 2001 (Commission File No. 0-26284), and incorporated herein by reference)

23.1        Consent of Grant Thornton LLP*

23.2        Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit
            5.1)*

--------------------
1 Incorporated by reference to Milestone's registration statement on Form SB-2 No. 333-92324.
2 Incorporated by reference to Milestone's registration statement on Form S-3 No. 333-39784.
3 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 2000.
4 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 1996.
5 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 1999.
*     Previously filed

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus frilled with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, its latest annual report on Form 10-KSB that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Livingston, State of New Jersey on this 30th day of April, 2001.

                                        MILESTONE SCIENTIFIC INC.


                                        By: /s/ Leonard Osser
                                            ------------------------------------
                                            Leonard Osser
                                            Chairman and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Osser, Stephen A. Zelnick, or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on April 30, 2001.

     Signatures                             Title
     ----------                             -----


     Leonard Osser*                         Chairman and Chief Executive Officer
     ------------------------
     Leonard Osser


     Thomas Stuckey*                        Chief Financial Officer
     ------------------------
     Thomas Stuckey


     Stephen A. Zelnick*                    Director
     ------------------------
     Stephen A. Zelnick


     Paul Gregory*                          Director
     ------------------------
     Paul Gregory


     Louis I. Margolis*                     Director
     ------------------------
     Louis I. Margolis


     Leonard M. Schiller*                   Director
     ------------------------
     Leonard M. Schiller

     Daniel R. Martin*                      Director
     ------------------------
     Daniel R. Martin


     *By: /s/ Stephen A. Zelnick
         ------------------------------------
         Stephen A. Zelnick, attorney in fact

                                  EXHIBIT INDEX

Exhibit
Number      Description
-------     -----------
2.1         Private Equity Line of Credit Agreement dated January 22, 2001, between Registrant and Hillgreen Investments Limited*

2.2 Registration Rights Agreement dated January 22, 2001, between Registrant and Hillgreen Investments Limited*

2.3 Escrow Agreement dated as of January 22, 2001, among Registrant, Hillgreen Investments Limited and Epstein Becker & Green, P.C.*

4.1         Specimen Stock Certificate(1)

4.2         Form of Purchase Agreement dated March 2, 1999(2)

4.3         Form of 3% Senior Convertible Note dated March 2, 1999(2)

4.4         Form of Registration Rights Agreement dated March 2, 1999(2)

4.5         Form of Purchase Agreement dated January 31, 2000(2)

4.6         Form of Registration Rights Agreement dated January 31, 2000(2)

4.7         Form of Security Agreement dated January 31, 2000(2)

4.8 Form of Agreement to convert 3% Senior convertible notes dated January 31, 2000(2)

4.9         Form of Warrant dated January 31, 2000(2)

4.10        Form of 10% Senior Promissory Note dated January 31, 2000(2)

4.11        $200,000 8% Secured Promissory Note dated July 31, 2000(2)

4.12        $300,000 8% Secured Promissory Note dated July 31, 2000(2)

4.13        Warrant dated July 31, 2000(2)

4.14 20% Secured Promissory Notes to LongView Partners A, L.P. and Cumberland Benchmarked Partners, L.P. each dated August 28, 2000(2)

4.15 Registration Rights Agreement dated January 22, 2001, between Registrant and Hillgreen (filed as Exhibit 2.2)*

4.16 Form of Warrant issued to Hillgreen Investments Limited and Jesup & Lamont Securities Corporation*

4.17        Line of Credit Agreement dated March 9, 2001(3)

4.18        Form of 10% Promissory Note, dated March 9, 2001(3)

4.19        Registration Rights Agreement dated March 9, 2001(3)

4.20 Amendment to Purchase Agreement Dated January 31, 2000, dated March 16, 2001(3)

4.21        Form of Senior Secured Promissory Note dated March 16, 2001(3)

4.22 Letter Agreement among the Company and Cumberland Benchmarked Partners, L.P. and LongView Partners A, L.P., dated March 23, 2001(3)

4.23 Form of Revised 20% Secured Promissory Notes to LongView Partners A, L.P. and Cumberland Benchmarked Partners, L.P. each dated August 28, 2000(3)

4.24 Letter Agreement, dated March 27, 2001, regarding the sale of 500,000 shares of the Company's Common Stock(3)

5.1         Opinion and consent of Morse, Zelnick, Rose & Lander, LLP*

10.1        Purchase and Line of Credit Agreement dated July 31, 2000(3)

10.2        Purchase Agreement dated August 25, 2000

10.3 Financial Advisory and Investment Banking Agreement entered into July 1, 1996, between GKN Securities Corp. and the Company(4)

10.4 Employment Agreement dated November 1, 1996 by and between the Company and Gregory Volok(4)

10.5 Employment Agreement made as of December 23, 1996 by and between Sagacity I, Inc. and Joel D. Warady(4)

10.6 Agreement for SDS Product dated September 1, 1996 between Spintech and Princeton PMC(4)

10.7 Agreement for The Wand(R)Product dated September 1, 1996 between Spintech and Princeton PMC(4)

10.8 Exclusive Distributorship Agreement between Wisdom Toothbrushes Limited and Sagacity I, Inc.(4)

10.9 Agreement between Milestone and Spintech dated September 21, 1994 and Amendment No. 1 thereto(1)

10.10 Employment Agreement between the Company and Leonard Osser dated January 1, 1998(5)

10.11       Undertaking of Leonard Osser dated April 5, 2000(5)

10.12       Purchase and Line of Credit Agreement dated July 31, 2000(2)

10.13       Purchase Agreement dated August 25, 2000(2)

10.14 Private Equity Line of Credit Agreement between the Company and Hillgreen Investments Limited dated January 22, 2001(provided as
            Exhibit 2.1)*

10.15 Registration Rights Agreement, dated January 22, 2001, between Registrant and Hillgreen Investments Limited (provided as Exhibit 2.2)*

10.16 Escrow Agreement dated as of January 22, 2001, among Registrant, Hillgreen Investments Limited and Epstein Becker & Green, P.C. (provided as Exhibit 2.3)*

10.17       Line of Credit Agreement dated March 9, 2001(3)

10.18       Registration Rights Agreement dated March 9, 2001(3)

10.19 Amendment to Purchase Agreement Dated January 31, 2000, dated March 16, 2001(3)

10.20 Letter Agreement, dated March 27, 2001, regarding the sale of 500,000 shares of Common Stock(3)

10.21 Agreement among the Company, News USA, Inc. and Vested Media Partners, Inc., dated February 28, 2001(3)

10.22 Letter from Leonard Osser and Morse Zelnick, Rose & Lander LLP dated April 9, 2000(3)

13.1 Annual report on Form 10-KSB for the year ended December 31, 2000 (filed on April 24,, 2001 (Commission File No. 0-26284), and incorporated herein by reference)

23.1        Consent of Grant Thornton LLP*

23.2        Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit
            5.1)*

--------------------
1 Incorporated by reference to Milestone's registration statement on Form SB-2 No. 333-92324.
2 Incorporated by reference to Milestone's registration statement on Form S-3 No. 333-39784.
3 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 2000.
4 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 1996.
5 Incorporated by reference to Milestone's Annual Report on Form 10-KSB for the year ended December 31, 1999.
*     Previously filed